May 6, 2011

VIA EDGAR AND FAX

United States Securities and Exchange Commission
Attention:  Kevin L. Vaughn, Accounting Branch Chief
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Remedent, Inc. Form 10-K for the year ended March 31, 2010 filed July 13, 2010 Form 10-Q for the quarterly period ended December 31, 2010 File No. 1-15975

Dear Mr. Vaughn:

This letter is in response to the Staff’s letter of April 15, 2011, and addresses the comments stated therein relating to the Company’s Form 10-K for the year ended March 31, 2010 (“Form 10-K”) and its Form 10-Q for the nine month period ended December 31, 2010.

Form 10-K for the year ended March 31, 2010

Management’s Annual Report on Internal Control Over Financial Reporting, page 39

1.
We note your response and proposed revisions in response to prior comment three.  In light of your failure to provide correct disclosure regarding your internal controls over financial reporting as specifically required in Item 308T(a) of Regulation S-K, it remains unclear to us how management was able to continue to conclude that it maintained effective disclosure controls and procedures as of the end of the period covered by the report.  Please explain to us how you arrived at a conclusion that your disclosure controls and procedures were effective.  Specifically explain to us how your conclusion is consistent with the following:

•
Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.govidivisions/corpfin/guidance/regs-kinterp.htm, states that failure to provide management's report on internal controls over financial reporting renders the annual report materially deficient.

•
Rule 13(a)-15(e) of the Exchange Act states that the term disclosure controls means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

RESPONSE: We acknowledge Staff’s comment. We believe that we had effective Disclosure Controls and Procedures at March 31 2010 as we have provided a report on managements assessment of Internal Controls Over Financial Reporting (“ICFR”) in Item 9 of our Form 10-K . We recognize that in that report we did not provide all the required disclosures and that we  inadvertently referred to “ disclosure controls” rather then ICFR and accordingly our report in Item 9 of the 10-K was not in compliance with  Item 308T(a) of Regulation S-K .  We did however perform a review of our ICFR at March 31 2010, as defined by Rules 13a-15(f) and 15d-15(f) of the Securities  Exchange Act of 1934, as amended,  and determined, based upon that review , that our ICFR was effective at  March 31, 2010.  We will revise future filing to clearly state this ,and we will provide all the required disclosures under Rule 308(a) of Regulation S-K.

United States Securities and Exchange Commission
May 6, 2011

2.	We note your response to prior comment five. Please address the following:

•
For those individuals with significant financial reporting responsibilities detailed in part 5c of your response, please indicate the primary geographic location in which their financial reporting responsibilities are conducted.

•	For these individuals, please also explain to us how they stay up to date on U.S. GAAP developments.

RESPONSE:  We acknowledge Staff’s comment.  Below is a list of the primary geographic location in which the respective individuals’ reporting responsibility are conducted:

•	Chief Financial Officer, CA, CPA, based in the US, however also periodically involved in reporting at our other locations
•	Chief Accounting Officer, based in Belgium (Europe), however also periodically involved in our other locations
•	Controller Belgium, based in Belgium (Europe)
•	Controller China, based in Beijing (Asia)
•	Bookkeeper Hong Kong, based in Hong Kong (Asia)
•	CEO of GlamSmile Asia, based in Beijing and commuting between Beijing, Hong Kong and Shanghai (Asia)
•	Our US Counsel, based in US

For such individuals, they stay current on US GAAP developments by:
•	Utilizing guidance and publications made available by large US accounting firms
•	By having access to the SEC and FASB website and frequently visiting these sites to review accounting guidance and the Accounting Standard Codifications and
•	Utilizing online research subscriptions such as “EY Accounting Link” and “PWC CFO Direct”

3.
Further to the above, we note from part 5e of your response that you are assisted by an independent consultant in preparing your financial statements.  Explain to us, in detail, what was services were performed by your independent consultant and the location where the consultant performed those services.

RESPONSE:  We acknowledge Staff’s comment.  Our consultant is located in Vancouver, British Columbia, Canada.  Our consultant assists in the compilation of our financial statements and associated filings.  Our consultant also assists/advises us as follows: (1) reviewing and researching the accounting for all major transactions; (2) research/advice on new US GAAP pronouncements, as required; (3) advising on financial statement disclosure requirements; (4) preparing MD&A disclosure; (5) reviewing 10-Q and 10-K disclosure; (6) preparing pro forma information; (7) preparing Black-Scholes and share, share option and warrant calculations; and (8) liaising with our US counsel, as required in order to ensure our filings are completed on a timely basis.

United States Securities and Exchange Commission
May 6, 2011

Note 3 - Restructuring of OTC Business, page F-14

4.
We note from your response to prior comment 12 that you recognized a gain on the restructuring of your Over-The-Counter ("OTC") business, even though you continued to consolidate the OTC business after the restructuring.  Given that you have retained a controlling financial interest in the OTC business, please explain to us how you considered the guidance set forth in paragraph 810-10-55-4C of the FASB Accounting Standards Codification.

RESPONSE:  We acknowledge Staff’s comment.  At the time of accounting for the above transaction,  the gain on sale to non-related third parties was recognized  in our income statement, and in accordance with the existing US GAAP at the time, which was prior to the effective date of FASB ASC 810-10-55-4C (previously FASB 160), being effective for fiscal years beginning after December 15, 2008.

5.
As a related matter, please explain to us why you valued the 723,000 shares you received in this transaction using the average of the 52 week high and low bid, citing any authoritative literature upon which you are relying.

RESPONSE: We acknowledge Staff’s comment.  The “value of the 723,000 shares, based upon a 52 week high and low bid,” was the agreed upon value of what we were acquiring from Mr. List and not an exact description of how we actually valued the shares for accounting purposes.  For accounting purposes, we considered the guidance of ASC 505-50-30-11 and determined the measurement date of the transaction to be the earlier of “the date at which a commitment for performance by the counterparty to earn the equity instruments is reached”, which in this case was September 2008, the date when the transaction was agreed upon.  In September 2008, our shares were trading at $1.15 per share and accordingly the shares were recorded at $1.15 each.  The agreement was then documented in December 2008. Upon reconsideration, we realize that the description of how we valued the shares is misleading and accordingly, we will revise the disclosure in our future filings.

Note 5 - Acquisition of Glamsmile Asia Ltd., page F-16

6.
We note your response to prior comment 14.  In addition to your proposed revised disclosures, please also provide us with details of the acquisition-date fair value of the total consideration transferred and disclosures regarding how that consideration was allocated among assets, liabilities and noncontrolling interest.

RESPONSE: We acknowledge Staff’s comment.

(a)           Details of the acquisition date fair value transferred, and allocation thereof are as follows:

United States Securities and Exchange Commission
May 6, 2011

Common shares (250,000 at $0.39/share) (rate at December 31, 2009)	$97,500
325,000 Euro (at 1.436077)	466,725
200,000 stock options (*)	62,108
Total consideration	$626,333

Cash	$167,288
Accounts receivable	$27,836
Inventory	$23,347
Equipment, net	$76,647

Accounts payable	$145,996
Accruals	$25,446
Other payables	$196,978

Net liability (sub-consolidated financial statements of GlamSmile Asia Ltd including the Mainland China Subsidiaries)	73,302

Goodwill	$699,635

* The value of the stock options was determined by using the Black-Scholes valuation model with a stock price of $0.39/share, an option price of $0.39/share, an expected life of 5 years, a volatility of 112%, a risk free rate of 1.30%, and a dividend rate of zero.

(b)           The acquisition date fair value of the total consideration transferred was allocated amongst assets, liabilities and noncontrolling interest based upon their fair value at the time of acquisition.  We evaluated all current assets for collectability and because they were current and there was no history of collection problems, determined that their carrying value was equal to their fair value.  We also evaluated all current liabilities and because there was no evidence of over or under accruals, we also determined that the carrying value of the Company’s current liabilities was equal to fair value.  Lastly, we evaluated the fair value of Glamsmile’s equipment and because it was all recently acquired, i.e. within the past year, because there was no evidence of impairment, or non-functionality, and because the recorded value of the equipment was approximately equal to its replacement cost, we also determined that the carrying value of the equipment was equal to its fair value.

Note 6 - Distribution Agreements, page F-16

Den-Mat Distribution Agreement, page F-16

7.
We note from your response to prior comment 17, that you classified the warrant expense related to the distribution agreement as a non-operating expense because it was "a one-time non-cash expense."  It is unclear as to why your classification as non-operating expense is appropriate, considering that the distribution agreement appears to have been executed in the normal course of your operations.  We also note that all revenues you have received under the distribution agreement have been classified as operating income.  Please advise.

United States Securities and Exchange Commission
May 6, 2011

RESPONSE:  We acknowledge Staff’s comment.  At the time of recording the transaction, we believed that including the warrant expense within our operating costs would be misleading.  However, upon reconsideration, we agree that the expense would have been more appropriately classified as an operations expense and respectfully submit that we will reclassify the expense in future filings.

Note 12 - Soca Networks Singapore (“Soca”), page F-21

8.
We note from your response to prior comment 21 that as of March 31, 2010, you had advanced the full payment of $750,000 to Soca.  Please reconcile this with the disclosures in your filing on page F-21 that indicate that as of March 31, 2010, the final agreement was being negotiated and that you expect to issue the 220,588 shares during the fiscal year ending March 31, 2011.

RESPONSE:  We acknowledge Staff’s comment.  At the time of filing the 10-K we had actually advanced Soca $750,000 in cash and we were attempting to renegotiate the terms of our agreement.  The disclosure about the expected issuance of shares was in error because the second payment was made in cash and not shares.  We respectfully submit that we will revise our disclosure in our future filings.

9.
Additionally, please explain to us how you have evaluated this investment for impairment.  Please describe to us your valuation methodology and any significant assumptions you used in determining that the carrying value of your investment. was fully recoverable.

RESPONSE: We acknowledge Staff’s comment.  We have evaluated the investment in/advances to Soca for impairment/recoverability at every period end since the funds have been advanced.  The funds were advanced to Soca on the premise that a laboratory would be built and that they would begin producing product for our distribution, whereupon we would recognize a recovery of our advances, on a per unit basis.  Our methodology for evaluating the recoverability of our investment consisted solely of monitoring Soca’s progress in establishing their manufacturing facility.  Thus, our evaluation has involved several trips to Vietnam to consider and evaluate Soca’s progress towards opening their laboratory.  Although the opening of the laboratory took longer than anticipated, we have at no time believed the investment/advances to be impaired or our carrying value of our investment/advances to be less than its fair value.  In fact the laboratory is now up and running and fully operational.

Teeth Whitening Patents, page F-21

10.
We note from your response to prior comment 22 that your teeth whitening license reverted back to the licensor and the licensing agreement was terminated.  Please tell us the date at which the license was terminated.  Additionally, please explain to us what assets and/or liabilities are recorded on your balance sheet at March 31, 2010 related to the teeth whitening license.  Explain your basis for recording these amounts on your balance sheet under U.S. GAAP.

RESPONSE:  We acknowledge Staff’s comment. The tooth whitening license was terminated on March 31, 2006. At the end of March 31, 2010 we showed an asset of, net, $29,250 related to the tooth whitening license, an amount which we believe is immaterial to the fair presentation of our financial statements. Furthermore, although the license was terminated we have continued to use the proprietary technology within our manufacturing process and thus we did not write off its value on termination.  Rather we have continued to amortize the value over our best estimate of its useful life, which continues to be 10 years. Accordingly, we estimate that the license costs will be fully amortized within the next five years, assuming the proprietary technology does not become redundant.  The related cost of the amortization expense that ran through the fiscal 2010 P/L totaled  $6,500.

United States Securities and Exchange Commission
May 6, 2011

If you have any questions or for further discussions relating to this matter please feel free to contact Scott Bartel at 916-930-2513 or  Deborah Seo at 415-299-2101 at Locke Lord Bissell & Liddell LLP.

Sincerely,

/s/ Stephen Ross
Stephen Ross,
Chief Financial Officer